Mail Stop 4720

September 4, 2009

Joel Bellenson
CEO, CFO & Director
Upstream Biosciences, Inc.
1892 West Broadway, Suite 200
Vancouver, British Columbia
Canada V6J1Y9

   Re: Upstream Biosciences, Inc.
     Item 4.02 Form 8-K
     Filed August 31, 2009
     File No. 0-50331

Dear Mr. Bellenson:

  We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note that you intend to file restated financial statements for the periods from March 31, 2006 to March 31, 2009. Please tell us when you intend to file these restated financial statements.

2. In the first paragraph, you indicate that the financial statements for the period from March 31, 2006 to March 31, 2009 should no longer be relied upon as a result of errors with respect to the accrual of severance provisions relating to management contracts of three senior officers of the company. However, your disclosure in the third paragraph discusses agreements with two officers which were amended effective August 18, 2009 and accordingly, the due to related party liability of $300,000 will not be recognized in the financial statements subsequent to June 30, 2009. This disclosure implies an effect going forward and not a restatement to

previously issued financial statements. Please revise your disclosure accordingly.

3.   In the fourth paragraph, you discuss a management services agreement whereby you paid $150,000 annually for consulting services. You also state that the compensation in question was voluntarily deferred. Please clarify why the accrual of $150,000 at the date of original contract was incorrect.

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As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call me at (202) 551-3627.

Sincerely,

Sasha Singh Parikh
Staff Accountant